SILVERMAN SHIN & BYRNE PLLC Wall Street Plaza 22nd Floor 88 Pine Street NEW YORK, NY 10005 212.779.8600 Facsimile: 212.779.8858 __________	New Jersey 19 Engle Street Tenafly, NJ 07670 (201) 567-4969

May 4, 2017

Suzanne Hayes

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Hemispherx Biopharma, Inc.
Registration Statement on Form S-1

Dear Ms. Hayes:

On behalf of Hemispherx Biopharma, Inc. (the “Company”), we file herewith the above referenced registration statement.

Please direct any comments and other communications to the undersigned.

Very truly yours,

/s/ Richard Feiner
Richard Feiner

cc: Hemispherx Biopharma, Inc.